Filed by Mallinckrodt plc (Commission File No. 001-35803)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Endo, Inc. (Commission File No. 333-280767)

Mallinckrodt (Town Hall) March 13, 2025*

Corporate Speakers:

•	Sigurdur Olafsson; Mallinckrodt Pharmaceuticals; Chief Executive Officer, President

PRESENTATION

Sigurdur Olafsson^ Good morning and good afternoon everyone. And thank you so much for joining us today. As you know probably by now, by joining the call, we have some exciting news we want to tell you about relating to the announcement that we did earlier today that Mallinckrodt and Endo Pharmaceuticals will be joining together as one company.

This combination really represents a significant milestone for both companies. Both companies are coming out of restructurings, both companies are growing and this is really a testament to what we have achieved over the last two and a half years. I want to take this opportunity really to give you a little bit more details around the transaction and what it means for us in Mallinckrodt over the next few months. But let me first start by telling you a little bit about Endo Pharmaceuticals.

So Endo, as many of you might be familiar with, is a global pharmaceutical company like Mallinckrodt has a branded business and a generics business. They are supported by approximately 3,000 employees. They are headquartered in Malvern Pennsylvania and they additionally have corporate offices in New Jersey and Dublin. And then they have a large global manufacturing footprint with manufacturing plants in U.S. and India. And you can see more details on that if you look at our investor slides that will come up on mallinckrodt.com later today.

In the generics business, Endo has focused on complex products and delivery system. They have API business under big manufacturing network for these products. In the sterile injectable business, they have a very interesting portfolio. They have introduced already approximately 40 products to the market. And on top of that they have approximately 40 products in the pipeline. Many of them are ready to use injectables. On their brand side, they have a one key brand in XIAFLEX. That is their leading brand.

But on top of that they have Aveed and SUPPRELIN LA, but also approximately five to seven smaller brands which are not so much being supported by sales and marketing but a very interesting company. They have been around a long time with both a branded and a generic business on the side. So, what’s really why are we doing this? What are the benefits of this combination? So, by joining forces with Endo, I think we are so much better positioned to unlock the full potential of both companies.

What we have been talking about as Mallinckrodt is the opportunity that we don’t grow fast enough. What can we invest in the pipeline? And really with this combination we have a bigger platform; we have more opportunities to build the business under stronger balance sheet due to that. I think our businesses are also highly complementary.

What I mean by that is by having the brands that are growing, by having the generics business and then the sterile injectable business also on the side that gives an opportunity around everything, the portfolio. There’s very, very little overlap in the portfolios of the two companies. And really this is why we identified this as an opportunity.

So, together we really have the scale of a brand company to build. Pro forma revenue on the brand side would be approximately 1.7 billion and pro forma revenue of the generics and sterile injectable business is also $1.7 billion. So, we are really well positioned to deliver both on the branded side, the sterile and generic side. So, we will have a scale, 1.7 billion in revenue on the generic size will make us one of the largest company in the generic and sterile space.

We will have multiple formulations opportunities in the combined company. Both companies are offering API, and we expect this generics business to generate a lot of free cash flow from the business. That allows us to invest but also is very interesting for the owners, the shareholders of this business. The combined company will have a much stronger balance sheet.

We will have more cash flow and really we’ll have a bigger opportunity to invest, invest in the pipeline both on the brand side but also for the generics and sterile injectables. And really that’s the opportunity is to give us a jump to the future by combining into a larger company as we talk about. If I then talk about the combined generic and sterile injectable business, we are currently thinking about building two business units, distinct business units with our brand business and then our sterile injectables and generics business.

And after the businesses have been integrated, we will explore the opportunity of separating the generics business into a separate company. We have already started to think about it, but no decision has been made. And that decision will be made by the board of directors of the new company. I think this is an opportunity because it’s a totally different business.

You will have a strong brand business, you will have a strong generics and sterile injectable business. And I think this could be the key of unlocking value on both sides. The separation would allow us really, ultimately, to streamline the organization to focus on the business at hand. Importantly, both businesses would be well positioned for success Both in the sterile injectable and generics business we will have complimentary product portfolio really to drive the growth.

And on the brand side, we are really not overlapping in therapeutic areas. I think this is an opportunity where we are combining two companies due to the strength of the business they have to grow this company going forward. So, what’s really the rationale? Why are we doing this? So, Endo and Mallinckrodt are industry peers and we have known of each other for a long time.

You know we have a similar past history. Both have gone through a recent restructuring and it’s been well known for a long time that there is a complementary nature of the businesses due to the brands and the generics aspects of the business. Importantly we have had the opportunity to get to know the Endo team much better over the last few months, and in that process I have felt so much more comfortable on the opportunity that this brings.

Why we need to focus our resources and why this is really an exciting step in building one company in the beginning but then two strong companies at the end of the process. In simple terms I can say this combination makes sense. This simply makes sense. And we’ll explore this opportunity going forward. We are so pleased to have found a great partner in Endo. It’s difficult to do a merger because you have to trust your partner, they have to trust us. This takes a long time.

In a way it’s simpler to do an acquisition because then you acquire a business, they will become part of you. What we are doing here is a combination of a very similar sized companies, which is so much harder and really the key to that is also the culture of both companies, which is patient centric on both sides.

I thought that this was something that would help both companies and make them both stronger at the end of it. So, what’s the structure of the combined companies? So, up on the close of this transaction I will be named the CEO and president of the combined company and I will be a member of the board of directors.

Paul Efron, he is a current member of the Endo board and he will be the board chair. Then we will have the combined company board expected to have a total of nine board members. Three additional board members will come from Mallinckrodt and three additional directors will come from Endo and the ninth member will be a new director that will be appointed later from the outside.

Our formal headquarters will be in Dublin, Ireland. And we will announce where the location of the U.S. headquarters in due course, no decision has been made on that yet. It just takes such an effort just to get the transaction together that simply hasn’t been time to make decisions like that. But I also encourage you to read the press release that came out this morning and the presentation I referred to around the excitement, the manufacturing footprint, the product portfolio, etc.

Use the opportunity, go online and read that for additional details. So, the transaction is expected to close in second half of 2025, and this is subject to shareholder approval on both companies, and of course some regulatory approvals and customary closing conditions that we need to deal with. Until the transaction closes, Mallinckrodt and Endo will continue to operate as separate companies.

So, we cannot start to share information in the market. That’s very important. And during this period, it’s business as usual. We have a very important plan for 2025 to serve our patients and deliver on our medications.

And that is what we are executing on for the remaining of this year until the transaction closes. I want to emphasize that we are in very early days of this journeys, and I’m sure you will have multiple questions around this transaction.

But nothing is really changing today. You know, we will have the Mallinckrodt batches. We are really continuing as Mallinckrodt focusing on serving our patients, delivering the medicines to the patients that need it and really focusing on the core of Mallinckrodt. Bringing the two companies together will require a thoughtful and detailed integration plan. And then we will have more details to share with you. That work will start in the next few weeks where we can start the integration planning.

We cannot start any integration work but the integration planning will start in the next few weeks. But in the meantime we are really counting on everyone to stay focused on serving our patients, the customers and everybody involved. And I know it’s difficult and maybe today we can take a little bit of a brainstorming what the future looked like but bring it back tomorrow because we have such an ambitious plan for 2025. We really cannot lose a beat in our business.

So, in terms of further communication on Tuesday of next week we will hold -- we will hold another town hall meeting, a more formal town hall meeting where members from the executive committee will also talk about the earnings that we had this morning. By the way, just to say a little bit about that, outstanding job by everyone. This I don’t think we could have done this transaction without the delivery all of you did.

But the fourth quarter results and the full year results was over and above my expectation, and I think everybody’s else expectation, what has been done and turnaround in this company really opened this opportunity.

But we will talk more about that at the town hall on Tuesday of next week. I will say a little bit more about the transaction but also give the opportunity to Lisa and Steve and Brian and others to talk about the results and their view of the transaction.

And in that meeting I will for sure take enough time to answer your questions in as much as I can during that. So look forward to an invite for 9 o’clock on Tuesday.

At 9 o’clock on Tuesday we will have an invite where we will take up to a full hour just to go in more details both through the fourth quarter results and the transaction. But in the end I just want to thank you all. I know it probably was a little bit of shock when you read about it this morning but believe me I think this is an exciting opportunity.

We really are the reason we could do it was because of the execution all of you have done. Really our ability to step into this from having gone through two restructurings in the last three years is extraordinary. It really is extraordinary. I talk so much about the strength, the culture, the portfolio that we are offering in our business today. This is taking tremendous focus to deliver these results.

I know that, and at the same time we are coming into this relationship from our strength. As we work towards the close of this transaction, as always I commit to you to be as transparent as I can be and give you regular update what’s happening. As of now, no decisions have been made as I said on anything like this except on me as a CEO, and Paul Efron as a Chairman.

That’s really on those decisions were only made last weekend by the way. So, this is just in time. But really you have my commitment as always before to keep you informed as much as I can. Thank you again for your continued support for Mallinckrodt. Thanks for joining me today, and I’m looking forward to speak to you again on Tuesday next week. Thanks.

*Transcript became available March 18, 2025.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Combination and Where to Find It

In connection with the proposed transaction, Mallinckrodt intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Endo and that also constitutes a prospectus of Mallinckrodt ordinary shares. Each of Mallinckrodt and Endo may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Mallinckrodt or Endo may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Mallinckrodt and Endo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Mallinckrodt, Endo, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s website at https://ir.mallinckrodt.com. Copies of the documents filed with the SEC by Endo will be available free of charge on Endo’s website at https://investor.endo.com.

Participants in the Solicitation of Proxies

Mallinckrodt, Endo, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Mallinckrodt, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465924046964/tm242936-1_def14a.htm), including under the headings “Corporate Governance”, “Our Director Nominees,” “Board of Directors and Board Committees,” “Compensation of Non-Employee Directors,” “Executive Officers” “Compensation of Executive Officers,” “Pay Versus Performance,” “Security Ownership and Reporting,” “Equity Compensation Plan Information” and “Proposals 1(A) Through 1(E): Election of Directors”, (ii) Mallinckrodt’s Annual Report on Form 10-K for the fiscal year ended December 27, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1567892/000156789225000010/mnk-20241227.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (iii) to the extent holdings of Mallinckrodt’s securities by its directors or executive officers have changed since the amounts set forth in Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001567892&type=&dateb=&owner=only&count=40&search_text=).

Information about the directors and executive officers of Endo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/2008861/000200886125000007/ndoi-20241231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (ii) to the extent holdings of Endo’s securities by its directors or executive officers have changed since the amounts set forth in Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0002008861&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Mallinckrodt or Endo using the sources indicated above.

Information Regarding Forward-Looking Statements

Statements in this communication that are not strictly historical (including, among other things, statements regarding the proposed business combination transaction between Mallinckrodt and Endo, Mallinckrodt and Endo’s plans to combine their generics pharmaceuticals businesses and Endo’s sterile injectables business after the close of the proposed business combination and separate that business from the combined company at a later date, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transactions, the anticipated closing date for the proposed business combination transaction and any other statements regarding events or developments Mallinckrodt and Endo believe or anticipate will or may occur in the future) may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties.

There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:

(i)	transaction-related risks, including the parties’ ability to successfully integrate our business and Endo’s business and unanticipated costs of such integration, which may result in the combined company not operating as effectively and efficiently as expected; uncertainties related to a future separation of the combined generics pharmaceuticals businesses of Mallinckrodt and Endo and Endo’s sterile injectables business; the risk that the expected benefits and synergies of the proposed transactions may not be fully realized in a timely manner, or at all; the risk associated with Mallinckrodt’s and Endo’s ability to obtain the approval of their shareholders and stockholders, respectively, required to consummate the proposed business combination transaction; uncertainty regarding the timing of the closing of the proposed business combination transaction; the risk that the conditions to the proposed business combination transaction may not be satisfied (or waived to the extent permitted by law) on a timely basis or at all or the failure of the proposed business combination transaction to close for any other reason or to close on the anticipated terms, including the intended tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed business combination transaction may not be obtained or may be obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination transaction; unanticipated difficulties, liabilities or expenditures relating to the proposed transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally; certain restrictions on the ability of Mallinckrodt and Endo to pursue certain business activities or strategic transactions during the pendency of the proposed business combination transaction; the effect of the announcement, pendency or completion of the proposed transactions on the long-term value of Mallinckrodt’s ordinary shares and Endo’s common stock; risks that the proposed transactions may disrupt current plans and operations of Mallinckrodt and Endo and their respective management teams and potential difficulties in hiring, retaining and motivating employees as a result of the proposed transactions; risks related to our increased indebtedness as a result of the proposed business combination transaction; significant transaction costs related to the proposed business combination transaction; potential litigation relating to the proposed transactions that could be instituted against Mallinckrodt, Endo or their respective officers or directors; rating agency actions and Mallinckrodt’s and Endo’s ability to access short- and long-term debt markets on a timely and affordable basis; and risks related to the financing in connection with the transaction;

(ii)	risks related to Mallinckrodt’s business, including potential changes in Mallinckrodt’s business strategy and performance; Mallinckrodt’s initiative to explore a variety of potential divestiture, financing and other transactional opportunities; the exercise of contingent value rights by the Opioid Master Disbursement Trust II (the “Trust”); governmental investigations and inquiries, regulatory actions, and lawsuits, in each case related to Mallinckrodt or its officers; Mallinckrodt’s contractual and court-ordered compliance obligations that, if violated, could result in penalties; compliance with and restrictions under the global settlement to resolve all opioid-related claims; matters related to Acthar Gel, including the settlement with governmental parties to resolve certain disputes and compliance with and restrictions under the related corporate integrity agreement; the ability to maintain relationships with Mallinckrodt’s suppliers, customers, employees and other third parties following the emergence from the 2023 bankruptcy proceedings; scrutiny from governments, legislative bodies and enforcement agencies related to sales, marketing and pricing practices; pricing pressure on certain of Mallinckrodt’s products due to legal changes or changes in insurers’ or other payers’ reimbursement practices resulting from recent increased public scrutiny of healthcare and pharmaceutical costs; the reimbursement practices of governmental health administration authorities, private health coverage insurers and other third-party payers; complex reporting and payment obligations under the Medicare and Medicaid rebate programs and other governmental purchasing and rebate programs; cost containment efforts of customers, purchasing groups, third-party payers and governmental organizations; changes in or failure to comply with relevant laws and regulations; any undesirable side effects caused by Mallinckrodt’s approved and investigational products, which could limit their commercial profile or result in other negative consequences; Mallinckrodt’s and its partners’ ability to successfully develop, commercialize or launch new products or expand commercial opportunities of existing products, including Acthar Gel (repository corticotropin injection) SelfJect™ and the INOmax Evolve DS delivery system; Mallinckrodt’s ability to successfully identify or discover additional products or product candidates; Mallinckrodt’s ability to navigate price fluctuations and pressures, including the ability to achieve anticipated benefits of price increases of its products; competition; Mallinckrodt’s ability to protect intellectual property rights, including in relation to ongoing and future litigation; limited clinical trial data for Acthar Gel; the timing, expense and uncertainty associated with clinical studies and related regulatory processes; product liability losses and other litigation liability; material health, safety and environmental laws and related liabilities; business development activities or other strategic transactions; attraction and retention of key personnel; the effectiveness of information technology infrastructure, including risks of external attacks or failures; customer concentration; Mallinckrodt’s reliance on certain individual products that are material to its financial performance; Mallinckrodt’s ability to receive sufficient procurement and production quotas granted by the U.S. Drug Enforcement Administration; complex manufacturing processes; reliance on third-party manufacturers and supply chain providers and related market disruptions; conducting business internationally; Mallinckrodt’s significant levels of intangible assets and related impairment testing; natural disasters or other catastrophic events; Mallinckrodt’s substantial indebtedness and settlement obligation, its ability to generate sufficient cash to reduce its indebtedness and its potential need and ability to incur further indebtedness; restrictions contained in the agreements governing Mallinckrodt’s indebtedness and settlement obligation on Mallinckrodt’s operations, future financings and use of proceeds; Mallinckrodt’s variable rate indebtedness; Mallinckrodt’s tax treatment by the Internal Revenue Service under Section 7874 and Section 382 of the Internal Revenue Code of 1986, as amended; future changes to applicable tax laws or the impact of disputes with governmental tax authorities; the impact of Irish laws; the impact on the holders of Mallinckrodt’s ordinary shares if Mallinckrodt were to cease to be a reporting company in the United States; the comparability of Mallinckrodt’s post-emergence financial results and the projections filed with the Bankruptcy Court; and the lack of comparability of Mallinckrodt’s historical financial statements and information contained in its financial statements after the adoption of fresh-start accounting following emergence from the 2023 bankruptcy proceedings; and

(iii)	risks related to Endo’s business, including future capital expenditures, expenses, revenues, economic performance, financial conditions, market growth and future prospects; Endo changes in competitive, market or regulatory conditions; changes in legislation or regulations; global political changes, including those related to the new U.S. presidential administration; Endo’s use of artificial intelligence and data science; the ability to obtain and maintain adequate protection for intellectual property rights; the impacts of competition such as those related to XIAFLEX®; the timing and uncertainty of the results of both the research and development and regulatory processes; health care and cost containment reforms, including government pricing, tax and reimbursement policies; litigation; the performance including the approval, introduction and consumer and physician acceptance of current and new products; the performance of third parties upon whom Endo relies for goods and services; issues associated with Endo’s supply chain; Endo’s ability to develop and expand its product pipeline and to launch new products and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or generic products; the effectiveness of advertising and other promotional campaigns; and the timely and successful implementation of business development opportunities and/or any other strategic priorities.

The registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Mallinckrodt’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Mallinckrodt’s website (www.mallinckrodt.com) and Endo’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Endo’s website (www.endo.com). There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

The forward-looking statements made herein speak only as of the date hereof and Mallinckrodt and Endo do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law. Given these uncertainties, one should not put undue reliance on any forward-looking statements.